FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from March 1, 2015 to March 31, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 8, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from March 1, 2015 to March 31, 2015 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on April 8, 2015]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

	as of March 31, 2015
	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (January 29, 2015) (Period of repurchase: from February 16, 2015 to March 27, 2015)	40,000,000		30,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) Mar 2 Mar 3	4,331,800 2,900	3,170,619,090 2,125,700

Total	—	4,334,700	3,172,744,790

Aggregate shares repurchased as of the end of this reporting month	40,000,000		28,642,387,970
Progress of share repurchase (%)	100.0		95.5

2.	Status of disposition

as of March 31, 2015
	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date)	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) —	—	—

Subtotal	—	—	—

	as of March 31, 2015
	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Other (exercise of stock acquisition rights)	(Date)
	Mar 2	28,000	5,638,500
	Mar 3	74,700	968,700
	Mar 4	93,200	5,189,200
	Mar 5	8,600	3,197,400
	Mar 6	30,800	625,800
	Mar 9	35,400	2,710,400
	Mar 10	32,400	2,111,400
	Mar 11	8,000	2,389,000
	Mar 12	13,000	2,202,000
	Mar 13	21,700	615,700
	Mar 16	42,900	638,900
	Mar 17	24,000	3,525,000
	Mar 18	118,900	3,376,900
	Mar 19	51,400	1,538,400
	Mar 20	68,800	68,800
	Mar 23	9,300	9,300
	Mar 24	72,800	72,800
	Mar 25	13,400	608,400
	Mar 26	33,100	33,100
	Mar 27	5,300	5,300
	Mar 30	62,600	62,600
	Mar 31	69,400	69,400

Subtotal	—	917,700	35,657,000

Total	—	917,700	35,657,000

3.	Status of shares held in treasury

as of March 31, 2015
As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601
Number of shares held in treasury	222,555,702